

Interim Report - Third Quarter

Three months ended September 30, 2001

TO OUR SHAREHOLDERS

Canbras Releases Third Quarter Results

- **Cable television: 30% growth in subscribers over Q3 2000**
- **Broadband cable network: 37% growth in homes passed over Q3 2000**
- **Internet access: 539% growth in subscribers over Q3 2000**
- **Internet Service Provider: 549% growth in subscribers over Q3 2000**

Montreal, Quebec, October 31, 2001: Canbras Communications Corp. (TSE.CBC) ("Canbras" or the "Corporation") released results for the quarter ended September 30, 2001.

Commenting on the results, Renato Ferreira, President and CEO of the Canbras group of companies (the "Canbras Group") stated, "Canbras continues to show strong fundamentals despite the challenging economic environment in Brazil and the rest of Latin America experienced this year."

Cable television subscribers as at September 30, 2001 totaled 161,608, an increase of 8% in the third quarter and of 30% over September 30, 2000. The Corporation's broadband cable network grew to over 4,000 kilometers passing more than 787,000 homes, representing an increase of 9% in the third quarter and of 37% over September 30, 2000. Internet access subscribers reached 7,780 at September 30, 2001, an increase of 19% over the second quarter and of 539% over September 30, 2000. Internet service provider ("ISP") subscribers reached a total of 5,865, up 17% during the quarter and 549% over September 30, 2000. The Corporation's telephone subscribers declined by 14% during the quarter to 30,431, a 39% decrease compared to September 30, 2000, due in part to the disposition of approximately 2,400 subscribers earlier this year.

Management's Discussion and Analysis

This management's discussion and analysis of financial condition and results of operations ("MD&A") for the three-month and nine-month periods ended September 30, 2001 focuses on the operating results and financial situation of Canbras, together with its subsidiaries and investee companies (collectively, the "Corporation") and should be read in conjunction with the consolidated interim financial statements contained elsewhere herein, the audited consolidated financial statements as at and for the year-ended December 31, 2000 and the MD&A for the year-ended December 31, 2000.

Revenue

Revenues for the quarter were $17.0 million, a decrease of 7% compared to the second quarter and of 11% compared to the third quarter of 2000. Year-to-date revenues remained flat at $54.5 million compared to the same period in 2000. The decrease in third quarter revenues relative to the second quarter is due to a reduction in telephone revenues and the continued effects of the devaluation of the real. Year-to-date revenues in local currency of 80.6 million *reais* represent a 21% growth compared to 66.5 million *reais* for the same period in 2000. Year-to-date Broadband cable revenues have also increased by 38% compared to the same period in 2000 when measured in *reais*. As of September 30, 2001, the exchange rate for the Brazilian *real* relative to the Canadian dollar was $R1 = $C 0.5909, compared to $C 0.7669 at December 31, 2000.

Operating Expenses

Operating expenses for the quarter totaled $10.0 million compared to $11.8 million in the second quarter and $10.7 million for the comparable quarter in 2000. The decrease is due to aggressive cost-control measures implemented earlier in the year, partially offset by higher costs associated with a larger subscriber base and costs to support the Corporation's new high-speed Internet access and ISP services.

Earnings before interest, taxes, depreciation, amortization and foreign exchange ("EBITDA") amounted to $0.2 million in the third quarter compared to negative $0.9 million in the second quarter and $0.6 million in the third quarter of 2000. The EBITDA improvement in the third quarter compared to the second quarter – despite lower Canadian dollar revenues - results from lower operating expenses achieved through strong cost-reduction measures implemented earlier in the year.

Interest Income and Expense

Interest income for the third quarter amounted to $0.5 million compared to $0.7 million in the second quarter and to $0.1 million in the third quarter of 2000. Interest income in 2001 was derived primarily from short-term investments of excess cash on hand from proceeds of the Rights offering completed during the first quarter. In 2000, interest income was derived from the investments of excess cash as well as from short-term loans made to the Corporation's partner in the telephone resale operations.

Interest expense for the third quarter amounted to $1.7 million compared to $1.5 million in the second quarter and $2.5 million in the third quarter of 2000. The increase in interest expense relative to the second quarter is due to the effect of the devaluation of the Canadian dollar relative to the US dollar during the quarter. A significant portion of the Company's interest charges are denominated in US dollars.

Net Loss

The Corporation recorded a net loss of $4.9 million ($0.09 per share) in the quarter, compared to a net loss of $6.5 million ($0.12 per share) in the second quarter, and a net loss of $20.3 million ($1.05 per share) in the third quarter of 2000. Excluding the one-time special charge of $2.2 million recorded in the second quarter of 2001 associated with the plan to centralize substantially all core management functions in Brazil, the net loss increased by $0.6 million in the third quarter. This increase, despite higher EBITDA, is due to higher interest charges in the third quarter, lower interest income, reduced foreign exchange gains and a smaller share of the loss being attributed to non-controlling interests. Canbras also reported that the centralization plan, which commenced in late July, is proceeding well and is on schedule for completion by year-end.

Capital Expenditures

Capital expenditures for the quarter were $10.2 million compared to $17.4 million during second quarter and $9.8 million in the third quarter of 2000. Capital expenditures were comprised almost entirely of additions to plant associated with the continued build-out of the Corporation's cable network.

Liquidity and Capital Resources

Cash and cash equivalents increased by $3.8 million during the third quarter as a result of the maturity of the Company's investment with a related company made earlier in the year, greatly offset by capital expenditures as the Corporation continued to aggressively expand its network in the Greater São Paulo area and fund operating cash flow requirements. Year-to-date, cash and cash equivalents have increased by $16.1 million due to the investment of the balance of proceeds received from the Rights offering in the first quarter.

Funds on hand at September 30, 2001 will enable the Corporation to meet its planned requirements for the remainder of 2001 for network capital expenditures and operating expenses associated with the continued build-out of its new licensed areas.

Mr. Ferreira stated "While Canbras continues to show significant increases in cable and internet subscribers, in light of recent worldwide events and the resulting global economic uncertainty which is expected to continue for at least the next year, we are taking a more cautious view of the future than that reflected in previous guidance. Our near-term focus will be one of even greater emphasis on the management of costs as well as on the conservation of cash and reduction of debt levels."

Mr Ferreira added "While we believe this focus is sensible in this environment, we are still confident in Canbras' ability to continue to increase the penetration of our subscriber base and grow revenues and EBITDA."

Quarterly Conference Call

Canbras' third quarter conference call with analysts was held on October 22, 2001. To listen to an archived copy of the conference call, please visit www.ir-live.com or www.vcall.com.

General

Canbras is a leading broadband communications services provider in Brazil, offering cable television, Internet and data services in Greater São Paulo and surrounding areas and the State of Paraná. Canbras is also a reseller of telephony services to private condominium developments, primarily in the States of São Paulo and Rio de Janeiro. Canbras Communications Corp.'s common shares are listed on the Toronto Stock Exchange under the trading symbol CBC. Visit our Web site at www.canbras.ca.

Telecom Américas Ltd. holds an indirect 76.6% equity interest in the Corporation. Telecom Américas is a facilities-based company which provides mobile wireless and broadband communications services in Brazil, Argentina, Colombia and Venezuela. Telecom Américas is owned by Bell Canada International Inc., a subsidiary of BCE Inc., Canada's largest communications company, América Móvil S.A. de C.V., the leading provider of wireless communications services in Mexico, which was split off as a new company from Teléfonos de Mexico S.A. de C.V., the largest provider of local and long distance telephone services in Mexico, and by SBC International Inc., a wholly-owned subsidiary of SBC Communications Inc., a global communications leader ranked among the largest Fortune 500 companies.

Forward looking statements

This report may contain certain forward-looking statements that reflect the current views and/or expectations of Canbras with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like "believe" "anticipate", "expect", "will likely result", or words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

Additional information on financial results may be obtained from:

Robert Lande,
Executive Director of Financial Affairs
Canbras Group
Tel: 55 21 528-9643
Fax: 55 21 528-9009
E-mail: robert.lande@bci.ca

George Finkelstein,
Vice-President, Finance & CFO
Canbras Communications Corp.
Tel: (514) 878-2134
Fax: (514) 878-1784
E-mail: george.finkelstein@bci.ca

Registered and Business Office:
Canbras Communications Corp.
1000 de la Gauchetière Street West
Suite 1240
Montréal, QC
H3B 4Y7

Tel: (514) 878-1232
Fax: (514) 878-1600

Consolidated Statements of Operations and Deficit

CANBRAS COMMUNICATIONS CORP.

(Unaudited)

(in thousands of Canadian dollars, except per share amounts)

	Three months ended September 30, 2001	Three months ended September 30, 2000	Nine months ended September 30, 2001	Nine months ended September 30, 2000
Revenue				
Broadband cable services				
Cable television	**$ 12,563**	$ 12,312	**$ 38,412**	$ 34,848
Internet access	**432**	281	**1,047**	281
Data transmission	**311**	80	**569**	241
	13,306	12,673	**40,028**	35,370
ISP services	**303**	33	**725**	33
Telephone resale services	**3,351**	6,256	**13,785**	19,072
	16,960	18,962	**54,538**	54,475
Cost of sales	**6,823**	7,661	**22,347**	22,876
	10,137	11,301	**32,191**	31,599
Operating, general and administrative expenses	**9,970**	10,697	**33,476**	31,205
Earnings (loss) before interest, taxes, depreciation and amortization (EBITDA)	**167**	604	**(1,285)**	394
Depreciation and amortization	**5,734**	4,168	**16,854**	11,597
Operating Loss	**(5,567)**	(3,564)	**(18,139)**	(11,203)
Interest expense	**1,734**	2,488	**5,967**	12,307
Interest income	**(462)**	(99)	**(1,803)**	(497)
Foreign exchange and other	**(1,873)**	53	**(4,354)**	313
Special charge (note 3)	**-**	15,220	**2,175**	15,220
Loss before non-controlling interests	**(4,966)**	(21,226)	**(20,124)**	(38,546)
Non-controlling interests	**71**	930	**3,309**	3,312
Net Loss for the period	**(4,895)**	(20,296)	**(16,815)**	(35,234)
Deficit, beginning of period	**(108,429)**	(68,533)	**(96,509)**	(53,595)
Deficit, end of period	**$ (113,324)**	$ (88,829)	**$ (113,324)**	$ (88,829)
Loss per share	**$ (0.09)**	$ (1.05)	**$ (0.34)**	$ (1.83)
Weighted average number of shares outstanding	**55,058,451**	19,379,572	**50,077,443**	19,247,522

Consolidated Balance Sheets

CANBRAS COMMUNICATIONS CORP.

(in thousands of Canadian dollars)

	As at September 30, 2001 *(unaudited)*	As at December 31, 2000
ASSETS		
Current assets		
Cash and cash equivalents	**$ 42,968**	$ 26,822
Accounts receivable	**2,934**	3,446
Prepaid expenses and other	**2,420**	2,394
	48,322	32,662
Fixed assets	**121,745**	83,969
Licenses, net of accumulated amortization	**44,310**	47,411
Deferred costs	**19,007**	19,617
Goodwill	**24,165**	25,272
	$ 257,549	$ 208,931
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 23,035**	$ 24,043
Purchase price obligations	**1,454**	1,454
Unearned revenue	**30**	76
Due to related companies	**3,874**	6,017
Debt due within one year	**15,369**	27,485
	43,762	59,075
Related party debt	**237**	12,406
Long-term debt	**32,153**	45,455
Non-controlling interests	**17,120**	8,622
	93,272	125,558
Shareholders' equity		
Capital stock (note 2) (1)	**277,601**	179,882
Deficit	**(113,324)**	(96,509)
	164,277	83,373
	$ 257,549	$ 208,931

APPROVED BY THE BOARD

"Robert Kearney" Director

"Jerry S. Grafstein" Director

(1) As of October 19, 2001, 55,058,451 shares of common stock were issued and outstanding. In addition, 935,600 options were outstanding under the Corporation's long-term incentive plan. These options are exercisable for common shares of the Corporation on a one-for-one basis.

Consolidated Statements of Cash Flows

CANBRAS COMMUNICATIONS CORP.

(Unaudited)
(in thousands of Canadian dollars)

	Three months ended September 30, 2001	Three months ended September 30, 2000	Nine months ended September 30, 2001	Nine months ended September 30, 2000
Operating activities				
Net loss	**$ (4,895)**	$ (20,296)	**$ (16,815)**	$ (35,234)
Items not affecting cash				
Depreciation and amortization	**5,734**	4,168	**16,854**	11,597
Writedown of investments	**–**	15,220	**–**	15,220
Non-controlling interest	**(71)**	(930)	**(3,309)**	(3,312)
Foreign Exchange and other	**(46)**	1,189	**385**	1,307
	722	(649)	**(2,885)**	(10,422)
Net Change in non-cash working capital items	**(1,656)**	3,842	**(5,062)**	11,088
	(934)	3,193	**(7,947)**	666
Financing activities				
(Decrease) increase in long-term debt	**–**	7,700	**(24,842)**	25,000
Issuance of capital stock	**–**	–	**99,105**	140
Share issue costs	**–**	(976)	**(1,385)**	(976)
Advances and equity contributions from non-controlling interests	**112**	208	**340**	448
	112	6,932	**73,218**	24,612
Investing activities				
Fixed assets	**(10,193)**	(9,751)	**(47,580)**	(17,369)
Deferred costs	**(211)**	(2,969)	**(1,545)**	(10,373)
Short-term investments	**15,000**	4,161	**–**	4,898
	4,596	(8,559)	**(49,125)**	(22,844)
Cash and cash equivalents, generated during the period	**3,774**	1,566	**16,146**	2,434
Cash and cash equivalents, beginning of period	**39,194**	5,629	**26,822**	4,761
Cash and cash equivalents, end of period	**$ 42,968**	$ 7,195	**$ 42,968**	$ 7,195
Interest Paid	**$ 1,301**	$ 2,208	**$ 5,194**	$ 5,226

Consolidated Segmented Information

CANBRAS COMMUNICATIONS CORP.

(Unaudited)
(in thousands of Canadian dollars)

	Three months ended September 30, 2001	Three months ended September 30, 2000	Nine months ended September 30, 2001	Nine months ended September 30, 2000
Revenue				
Broadband cable services				
Cable television	**$ 12,563**	$ 12,312	**$ 38,412**	$ 34,848
Internet access	**432**	281	**1,047**	281
Data transmission	**311**	80	**569**	241
	$ 13,306	$ 12,673	**$ 40,028**	$ 35,370
ISP services	**303**	33	**725**	33
Telephone resale services	**3,351**	6,256	**13,785**	19,072
	$ 16,960	$ 18,962	**$ 54,538**	$ 54,475
EBITDA				
Broadband cable services	**$ 2,004**	$ 2,563	**$ 4,656**	$ 7,192
ISP services	**(180)**	-	**(712)**	-
Telephone resale services	**(290)**	(88)	**(1,149)**	(2,076)
Corporate	**(1,367)**	(1,871)	**(4,080)**	(4,722)
	$ 167	$ 604	**$ (1,285)**	$ 394
Fixed asset additions				
Broadband cable services	**$ 9,690**	$ 9,414	**$ 46,407**	$ 16,741
ISP services	**58**	301	**264**	330
Telephone resale services	**444**	35	**901**	258
Corporate	**1**	1	**8**	40
	$ 10,193	$ 9,751	**$ 47,580**	$ 17,369

Notes to the Consolidated Financial Statements

CANBRAS COMMUNICATIONS CORP.

Nine-month period ended September 30, 2001

(Unaudited)

(all tabular amounts in thousands of Canadian dollars)

1. Summary of significant accounting policies

In the opinion of the Corporation, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual audited financial statements and contain all adjustments necessary for fair presentation of the financial position as at September 30, 2001 and the results of operations and cash flows the three-month and nine-month periods ended September 30, 2001 and 2000.

2. Capital Stock

Capital stock is comprised of the following:

(a) Authorized
An unlimited number of common shares

(b) Issued

	Number	Amount
		$
As at December 31, 2000	**32,010,728**	**179,882**
Shares issued pursuant to Rights Offering, net of issue costs	**23,047,723**	**97,719**
Balance at September 30, 2001	**55,058,451**	**277,601**

Rights Offering

On February 28, 2001, the Corporation closed a Rights Offering to holders of its common shares for gross proceeds of $99.1 million. One Right for each common share outstanding was issued to registered shareholders of the Corporation, with each Right entitling the holder to subscribe for 0.72 of a common share at a price of $4.30 per share. In connection with the Rights Offering, the Corporation's indirect majority shareholder, Telecom Américas Ltd. ("Telecom Américas") agreed to cause the exercise of all of the Rights issued indirectly to it under the Rights Offering and to indirectly subscribe for additional common shares at $4.30 per common share, if and to the extent required in order that the Corporation receive the maximum gross proceeds from the Rights Offering (such agreements, the "Shareholder's Commitments"). Upon closing of the Rights Offering and the Shareholder's Commitments, a total of 23,047,723 new common shares were issued, of which Telecom Américas acquired 18,971,605 shares. As a result, Telecom Américas' indirect equity interest in the Corporation was increased from 72.6% to 76.6%.

3. Special Charge

During the second quarter, the Corporation recorded a one time special charge of $2.2 million (pre-tax) reflecting the expected costs to implement and complete the Corporation's Centralization Plan. Under the Centralization Plan, substantially all core Canbras positions responsible for the executive direction and management of the operations of the Canbras group of broadband communications companies in Brazil will be phased out of Montreal, Canada and centralized in Santo André, Brazil, where Canbras' largest operating subsidiaries are already headquartered. The special charge reflects expected costs to be incurred as a result of the Centralization Plan, including severance pay for Montreal employees who will be terminated upon completion of the Plan (reflecting an accrual for a total of 9 employees) and other incremental costs associated with the implementation of the Plan.

As at September 30th, 2001 the remaining balance of the special charge provision was $1.9 million, of which $0.8 million is reserved for severance pay and $1.1 million for other incremental costs.